Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended May 31,
	2010	2009	2008	2007	2006
	($ in thousands)
Income before income taxes	$103,536	$44,398	$40,154	$6,014	$20,055
Plus fixed charges:
Interest expense	1,481	1,692	296	272	184
Debt cost amortization	512	470	0	0	0
Portion of rents representative of an appropriate interest factor	3,439	3,295	2,990	3,379	3,007

Total fixed charges (1)	$5,432	$5,457	$3,286	$3,651	$3,191
Adjusted earnings (2)	$108,968	$49,855	$43,440	$9,665	$23,246
Ratio (2 divided by 1)	20.1	9.1	13.2	2.6	7.3
Fixed charges deficiency	$0	$0	$0	$0	$0
Rent Expense	$10,328	$9,895	$8,980	$10,148	$9,031
Interest Factor at 33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Portion of rents representative of an appropriate interest factor	$3,439	$3,295	$2,990	$3,379	$3,007